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United States Securities and Exchange Commission Division of Corporation Finance	FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Mark Brunhofer, Senior Accounting Examiner
Jim Rosenberg, Senior Assistant Chief Accountant
Irene Paik, Attorney Advisor
Joseph McCann, Staff Attorney

Re:	Satsuma Pharmaceuticals, Inc.
Stock-Based Compensation
Registration Statement on Form S-1 (File No. 333-233347)

Ladies and Gentlemen:

On behalf of Satsuma Pharmaceuticals, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on August 16, 2019.

The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation for its consideration so that the Company may be in a position to print a preliminary prospectus as promptly as practicable. We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this Letter.

CONFIDENTIAL TREATMENT REQUESTED BY

SATSUMA PHARMACEUTICALS, INC.

STSA-1001

August 27, 2019

The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Significant Judgments and Estimates—Stock-Based Compensation” (the “MD&A”) and appears on pages 82 through 84 of the Registration Statement.

The Company supplementally advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s Board of Directors (the “Board of Directors”) and reflecting the input from the lead underwriters for its initial public offering (“IPO”), the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any reverse stock split that the Company might effect prior to the Commission’s declaration of effectiveness of the Registration Statement. The Company is currently anticipating implementing an approximate [***]-to-1 reverse stock split, which would result in a post-split Preliminary IPO Price Range of $[***] to $[***] per share, with a midpoint of $[***] per share. For consistency with the Registration Statement, all data in this letter is reflected on a pre-split basis, unless otherwise expressly noted.

The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the lead underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

STOCK OPTION GRANTS AND EQUITY AWARDS SINCE JANUARY 1, 2018

Since January 1, 2018, the Board of Directors, with input from management, determined the estimated fair value of the Company’s common stock after considering valuation reports from an independent third-party valuation specialist as well as the other objective and subjective factors described in the Registration Statement. Set forth below in this letter is a discussion of each valuation and option grant, along with a comparison of the estimated fair values of the Company’s common stock to the Preliminary Assumed IPO Price.

The following table summarizes by grant date the number of shares of common stock underlying stock options granted during the twelve months preceding, and the period subsequent to, the most recent balance sheet date included in the Registration Statement, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock to determine stock-based compensation expense for financial reporting purposes.

CONFIDENTIAL TREATMENT REQUESTED BY

SATSUMA PHARMACEUTICALS, INC.

STSA-1002

August 27, 2019

Grant Dates	Number of Shares Underlying Option Grants and Equity Awards	Exercise Price Per Share		Fair Value – Financial Reporting Purposes
May 1, 2018	[***]	$	[***]	$	[***]	(1)*
June 16, 2018	[***]	$	[***]	$	[***]	(1)*
January 31, 2019	[***]	$	[***]	$	[***]	(1)**
May 16, 2019	[***]	$	[***]	$	[***]	(1)
May 23, 2019	[***]	$	[***]	$	[***]	(1)
August 6, 2019	[***]	$	[***]		[***]	***

(1)

Represents the fair value per share of the underlying common stock for financial reporting purposes used to calculate the grant-date fair value of the stock options for which compensation expense is recognized beginning in (i) the year ended December 31, 2018, (ii) the quarterly period ended March 31, 2019 or (iii) the quarterly period ended June 30, 2019.

*

The grant-date fair value of the stock grants dated May 1, 2018 and June 16, 2018 has been adjusted as set forth below under the heading “Historical Fair Value Determination and Methodology—Reassessment of May and June 2018 Fair Value.”

**

The grant-date fair value of the stock grants dated January 31, 2019 has been adjusted as set forth below under the heading “Historical Fair Value Determination and Methodology—Reassessment of January 2019 Fair Value.”

***

The grant-date fair value of the stock grants dated August 6, 2019 has not yet been recorded for the period ended September 30, 2019. See the discussion set forth below under the heading “Historical Fair Value Determination and Methodology—Reassessment of August 2019 Fair Value.”

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board of Directors also considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.

As described in greater detail in the MD&A, the Company has utilized a combination of (i) the option-pricing method (“OPM”) and (ii) the probability-weighted expected return method (“PWERM”) for determining the fair value of its common stock. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences and conversion terms of each equity class. Under the PWERM, the per share value of the common stock is estimated based upon the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of stock, discounted for a lack of marketability.

CONFIDENTIAL TREATMENT REQUESTED BY

SATSUMA PHARMACEUTICALS, INC.

STSA-1003

August 27, 2019

Our Board of Directors and management developed estimates based on application of these approaches and the assumptions underlying these valuations, giving careful consideration to the advice from our third-party valuation expert. At each grant date, the Board of Directors considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date.

The table below sets forth the fair market value determinations of the Company’s common stock as provided by independent third party valuation reports between January 6, 2017 through August 6, 2019:

Date of Estimated Fair Value as Determined by the Valuation Report	Fair Value Per Share			Percentage Increase in Fair Value Per Share from Prior Valuation Report
January 6, 2017	$	[	***]	[	***]
February 14, 2018	$	[	***]*	[	***]%
April 23, 2019	$	[	***]	[	***]%
June 30, 2019	$	[	***]	[	***]%

*	The fair value has been adjusted as set forth below under the heading “Historical Fair Value Determination and Methodology — Reassessment of May and June 2018 Fair Value.”

Series A Preferred Stock Financing

In December 2016, the Company completed its initial closing of its Series A Preferred Stock financing and issued an aggregate of 7,079,646 shares of its Series A Preferred Stock at a per share price of $0.8475 to new third-party investors. In February 2018, the Company completed its second closing of its Series A Preferred Stock financing and issued an aggregate of 7,238,231 additional shares of its Series A Preferred Stock at a per share price of $0.8475 to the investors who had participated in the initial closing as well as an additional existing investor whose convertible note converted in such closing. The share price was based on a post-financing equity valuation of $[***] million.

Fair Value Determination (February 14, 2018 through January 31, 2019)

The Company obtained an independent third-party valuation of the Company’s common stock as of February 14, 2018, and, based on its consideration of this valuation and the objective and subjective factors described on page 83 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of February 14, 2018 (the “February 2018 Valuation”). The Company utilized this valuation report for each of its grants made on May 1, 2018, June 16, 2018 and January 31, 2019.

CONFIDENTIAL TREATMENT REQUESTED BY

SATSUMA PHARMACEUTICALS, INC.

STSA-1004

August 27, 2019

The independent third-party valuation estimated the equity value of the Company using a combination of the backsolve method (“Backsolve Method”) and the total invested capital method (the “Total Invested Capital Method”). The Backsolve Method is a market approach that derives an implied total equity value from the sale price of the Company’s equity securities in a recent arm’s-length transaction. The Total Invested Capital Method is a cost approach that derives an implied total equity value by adding the total capital invested by the Company’s preferred stock shareholders and the principal amount outstanding under any convertible notes. The independent third-party valuation assigned weighting to the two approaches and derived the equity value of the Company as follows:

Equity Valuation Methodology	Estimated Equity Value		Assigned Weight
Backsolve Method(1)	$	[***]	[***]	%
Total Invested Capital Method	$	[***]	[***]	%

(1)

For the Backsolve Method, the independent third-party valuation backsolved for the Company’s aggregate equity value that would result in an aggregate value for the Company’s Series A Preferred Stock of $[***] million, which was deemed to be a reasonable market transaction because (i) while the first tranche of the Company’s Series A Preferred Stock financing had occurred in December 2016, a second tranche was completed on the same terms within 12 months of the valuation date in February 2018, (ii) such financing round represented a significant portion of the equity value of the Company and (iii) the approach allocated a portion of current value to holders of common stock.

After estimating the Company’s total equity value based on the Backsolve Method and the Total Invested Capital Method, each value was allocated to the various classes of the Company’s equity using the OPM. The independent third-party valuation used the OPM method to establish an estimated value of $[***] per share, and applied a discount for lack of marketability (“DLOM”) of [***]%, to establish a fair value of $[***] per share. The DLOM used was derived from the then-current estimates of the time to a liquidity event made by the Board of Directors, with input from the Company’s senior management and methods of estimation outlined in the AICPA Practice Guide.

At the time of each of the May 1, 2018, June 16, 2018 and January 31, 2019 stock options grants, the Board of Directors determined that the fair value of the Company’s common stock remained at $[***] per share as of the date of such grants and granted stock options effective as of each of those dates with an exercise price of $[***] per share.

CONFIDENTIAL TREATMENT REQUESTED BY

SATSUMA PHARMACEUTICALS, INC.

STSA-1005

August 27, 2019

Reassessment of May and June 2018 Fair Value

In connection with the audit of the Company’s financial statements for the year ended December 31, 2018, the Company evaluated whether or not, in retrospect, the assumptions utilized for purposes of the February 2018 Valuation were appropriate. In retrospect, upon consultation with the Company’s independent registered public accounting firm, the Company directed its independent third-party valuation consultant to revise the February 2018 Valuation to provide for assigned weightings of [***]% for the Backsolve Method and [***]% for the Total Invested Capital Method. After estimating the Company’s total equity value based on such revised weightings, the independent third-party valuation allocated such value to the various classes of the Company’s equity using the OPM. The independent third-party valuation used the OPM method to establish an estimated value of $[***] per share, and applied the same DLOM of [***]%, to establish a fair value of $[***] per share. As a result, the amount of the stock-based compensation expense recorded for the year ended December 31, 2018 for purposes of the May 1, 2018 and June 16, 2018 grants utilized the revised fair value of $[***]. The difference in the stock-based compensation expense as compared to the original fair value determination of $[***] was not material.

Reassessment of January 2019 Fair Value

In connection with the preparation in May 2019 of the Company’s financial statements for the three months ended March 31, 2019, the Company evaluated whether or not, in retrospect, the grant date fair value of the common stock on January 31, 2019 based on the February 2018 Valuation was appropriate. In light of the Board of Directors’ subsequent determination that the fair value of the common stock was $[***] per share as of April 23, 2019 (as discussed further below), the Company determined that, in retrospect, an increase in the valuation of the Company’s common stock had occurred between the date at which the February 2018 Valuation valued the Company’s common stock (February 14, 2018) and January 31, 2019. The Company applied a discount of approximately [***]% to the April 2019 Valuation (as defined below) to reassess the grant date fair value of the Company’s common stock on January 31, 2019 for purposes of determining the amount of stock-based compensation expense for the three-months ending March 31, 2019, which resulted in a fair value determination of $[***] per share. The discount was determined based on the time elapsed between the grant date of January 31, 2019 and the date of the April 2019 Valuation and took into consideration the fact that subsequent to the grant date of January 31, 2019, but prior to the April 2019 Valuation, the Company completed its Phase 1 clinical trial for STS101, the Company’s lead product candidate, advanced its manufacturing processes and completed its Series B Preferred Stock financing in April 2019. The Company believes the discounted application of the April 2019 Valuation provides a better approximation to the fair value of the Company’s common stock for the January 31, 2019 grant date fair value. The amount of the stock-based compensation expense from the January 31, 2019 grants was recorded in the three months ended March 31, 2019.

Series B Preferred Stock Financing

Following completion of its Phase 1 clinical trial of STS101 in April 2019, the Company completed its initial closing of its Series B Preferred Stock financing and issued an aggregate of 32,382,965 shares of its Series B Preferred Stock at a per share price of $1.9052 to both existing and new third-party investors. The share price was based on an equity valuation of $[***] million.

CONFIDENTIAL TREATMENT REQUESTED BY

SATSUMA PHARMACEUTICALS, INC.

STSA-1006

August 27, 2019

Fair Value Determination (April 23, 2019 through June 30, 2019)

The Company obtained an independent third-party valuation of the Company’s common stock as of April 23, 2019, following the completion of its Series B Preferred Stock financing, and, based on its consideration of this valuation and the objective and subjective factors described on page 83 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of April 23, 2019 (the “April 2019 Valuation”).

The independent third-party valuation utilized a hybrid of the OPM and PWERM to establish the fair value of the Company’s common stock. For such purposes, the Company anticipated four potential future events:

(i) an IPO by [***] (the “First IPO”);

(ii) an IPO by [***] (the “Second IPO”);

(iii) an IPO by [***] (the “Third IPO” and together with the First IPO scenario and Second IPO scenario, the “April 2019 IPO Scenarios”); and

(iv) the Company continuing to remain privately held (“Stay Private”).

The Board of Directors, in consultation with management, weighted the aggregate probability of a First IPO scenario at [***]%, a Second IPO scenario at [***]%, a Third IPO scenario at [***]% and Stay Private scenario at [***]%, due to market uncertainty and various strategic business factors. The Company believes that the potential future events used in the April 2019 Valuation and the probability weighting of each future event was appropriate at the time, in light of the Company’s stage of development and operating results, its prospects for an IPO in the near term, the feasibility of completing an IPO, and general conditions in the capital markets, including with respect to IPOs. The timing of these scenarios was determined based primarily on input from the Board of Directors and management.

To derive its equity value in the April 2019 IPO Scenarios, the Company relied upon an analysis of similarly situated comparable companies at the time of their IPOs. For the Stay Private scenario, the Company estimated an equity value by applying the Backsolve Method to the Company’s Series B Preferred Stock financing. A significant factor in the establishment of the Series B Preferred Stock share price was the participation of several institutional investors who have historically focused on investments in publicly traded companies, but who participated in the Series B Preferred Stock financing. The participation of such institutional investors enabled the

CONFIDENTIAL TREATMENT REQUESTED BY

SATSUMA PHARMACEUTICALS, INC.

STSA-1007

August 27, 2019

Company to establish a higher equity valuation for the Series B Preferred Stock financing than it believes it would have been able to achieve had the Company been expected to Stay Private. After estimating the Company’s total equity value based on the Backsolve Method for the Series B Preferred Stock financing, such value was allocated to the various classes of the Company’s equity using the OPM.

The selection of the DLOM was based on the protective put method, which considers the duration of any restrictions or period of anticipated illiquidity in the IPO Scenarios and Stay Private scenario (the “Protective Put Method”). As the Company approaches a liquidity event that would result in a ready and liquid market for its stock, the DLOM decreases.

Discussion of Estimated Fair Value Per Share Results

The following table sets forth the results of the utilization of the Backsolve Method for the Company’s Series B Preferred Stock financing in 2019 as applied to the Company’s equity using the OPM for the Stay Private scenario in combination with the PWERM for the April 2019 IPO Scenarios to determine the estimated fair value per share for the April 2019 fair value determination:

	First IPO Scenario			Second IPO Scenario			Third IPO Scenario			Stay Private Series B Backsolve
Value of Equity (in millions)	$	[***]		$	[***]		$	[***]		$	[***]
Multiple (1)		[***]	x		[***]	x		[***]	x		[***]
Value of Equity (in millions) (2)	$	[***]		$	[***]		$	[***]		$	[***]
Time to Event (in years)		[***]			[***]			[***]			[***]
Common Stock Value Per Share (3)	$	[***]		$	[***]		$	[***]		$	[***]
DLOM		[***]	%		[***]	%		[***]	%		[***]	%
Estimated Fair Value Per Share	$	[***]		$	[***]		$	[***]		$	[***]
Probability Weighting		[***]	%		[***]	%		[***]	%		[***]	%
Probability-Weighted Fair Value Per Share	$	[***]		$	[***]		$	[***]		$	[***]
Aggregate Probability-Weighted Fair Value Per Share		$[***]

(1)	Step-up multiples provided by management, based on the current stage of the Company and public offerings involving similar companies.
(2)	Includes option and warrant exercise proceeds.
(3)	After discounting to present value.

At the time of each of the May 16, 2019 and May 23, 2019 stock options grants, the Board of Directors determined that the fair value of the Company’s common stock remained at $[***] per share as of the date of such grants and granted stock options effective as of each of those dates with an exercise price of $[***] per share. The Company believes the fair value of such grants and the utilization of the April 2019 Valuation for such grants was appropriate given the proximity in time between the grant dates and the valuation date and due to the intervening developments occurring after such grant dates but prior to the June 2019 Valuation date, which are discussed in further detail below.

CONFIDENTIAL TREATMENT REQUESTED BY

SATSUMA PHARMACEUTICALS, INC.

STSA-1008

August 27, 2019

Fair Value Determination (June 30, 2019 through present)

Following the May 23, 2019 grants, the underwriters for the Company’s IPO completed their due diligence for the IPO and the Company and underwriters held several drafting sessions, which resulted in the completion of an initial draft registration statement that was submitted to the SEC on June 21, 2019 (the “Draft Registration Statement”). Following the submission, the Company obtained an independent third-party valuation of the Company’s common stock as of June 30, 2019. Based on its consideration of the independent third-party valuation and the objective and subjective factors described on page 83 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of June 30, 2019 (the “June 2019 Valuation”).

The independent third-party valuation utilized a hybrid of the OPM and PWERM to establish the fair value of the Company’s common stock. For such purposes, the Company anticipated four potential future events:

(i) an IPO by [***] at a low estimated valuation (the “Low IPO”);

(ii) an IPO by [***] at a mid estimated valuation (the “Mid IPO”);

(iii) an IPO by [***] at a high estimated valuation (the “High IPO” and together with the Low IPO scenario and Mid IPO scenario, the “June 2019 IPO Scenarios”); and

(iv) the Stay Private scenario.

The Board of Directors, in consultation with management, weighted the aggregate probability of the Low IPO scenario at [***], the Mid IPO scenario at [***], the High IPO scenario at [***] and Stay Private scenario at [***], due to market uncertainty and various strategic business factors. The change in the weighting of the June 2019 IPO Scenarios from the April 2019 IPO Scenarios was primarily due to the Company’s successful submission of the Draft Registration Statement to the SEC on June 21, 2019, which increased the likelihood that the Company would be able to complete an IPO by [***]. As a result, the First IPO and Third IPO scenarios were assigned no weight, whereas the Second IPO scenario was assigned a weight of 55%. However, the overall weighting between the IPO scenarios and Stay Private scenario remained unchanged from the prior report, which was primarily due to the fact that at the time of the June 2019 Valuation, the Company and underwriters had not yet held any “testing the waters meetings” with potential investors and therefore did not have any additional information as to whether or not there would be sufficient market demand for the Company’s IPO. The Company believes that the potential future events used in the June 2019 Valuation and the probability weighting of each future event was appropriate at the time, in light of the Company’s stage of development and operating results, its prospects for an IPO, the feasibility of completing an IPO, and general conditions in the capital markets, including with respect to IPOs.

To derive its equity value in the June 2019 IPO Scenarios, the Company relied upon an analysis of similarly situated comparable companies at the time of their IPOs. For the Stay Private scenario, the Company estimated an equity value by applying the Backsolve Method to the Company’s Series B Preferred Stock financing. The selection of the DLOM was based on the Protective Put Method.

CONFIDENTIAL TREATMENT REQUESTED BY

SATSUMA PHARMACEUTICALS, INC.

STSA-1009

August 27, 2019

Discussion of Estimated Fair Value Per Share Results

The following table sets forth the results of the utilization of the Backsolve Method for the Company’s Series B Preferred Stock financing in 2019 as applied to the Company’s equity using the OPM for the Stay Private scenario in combination with the PWERM for the June 2019 IPO Scenarios to determine the estimated fair value per share for the June 2019 fair value determination:

	Low IPO Scenario			Mid IPO Scenario			High IPO Scenario			Stay Private Series B Backsolve
Value of Equity (in millions)	$	[***	]	$	[***	]	$	[***	]	$	[***	]
Multiple (1)		[***	]x		[***	]x		[***	]x		[***	]
Value of Equity (in millions) (2)	$	[***	]	$	[***	]	$	[***	]	$	[***	]
Time to Event (in years)		[***	]		[***	]		[***	]		[***	]
Common Stock Value Per Share (3)	$	[***	]	$	[***	]	$	[***	]	$	[***	]
DLOM		[***	]%		[***	]%		[***	]%		[***	]%
Estimated Fair Value Per Share	$	[***	]	$	[***	]	$	[***	]	$	[***	]
Probability Weighting		[***	]%		[***	]%		[***	]%		[***	]%
Probability-Weighted Fair Value Per Share	$	[***	]	$	[***	]	$	[***	]	$	[***	]
Aggregate Probability-Weighted Fair Value Per Share		$[***]

(1)	Step-up multiples provided by management, based on the current stage of the Company and public offerings involving similar companies.
(2)	Includes option and warrant exercise proceeds.
(3)	After discounting to present value.

At the time of the August 6, 2019 stock options grants, the Board of Directors determined that the fair value of the Company’s common stock remained at $[***] per share as of the date of such grants and granted stock options effective as of each of those dates with an exercise price of $[***] per share.

Reassessment of August 2019 Fair Value

In preparation for the public filing of the Registration Statement containing the Preliminary IPO Price Range, the Company evaluated whether or not, in retrospect, the grant date fair value of the common stock on August 6, 2019 based on the June 2019 Valuation was appropriate. In light of the Preliminary IPO Price Range, the Company determined that, in retrospect, an increase in the valuation of the common had occurred between the date at which the June 2019 Valuation valued the Company’s common stock (June 30, 2019) and August 6, 2019. As such, the Company will conduct a linear interpolation using the June 2019 Valuation (commencing on June 30, 2019) and the actual price to the public in the IPO (on the effective date of the Registration Statement) to reassess the grant date fair value of the Company’s common stock on August 6, 2019 for purposes of determining the amount of stock-based compensation expense for the nine-months ending September 30, 2019. The Company believes this linear interpolation will provide a better approximation to the fair value of the Company’s common stock for the August 6, 2019 grant date fair value. Based on the Preliminary IPO Price Range and the number of awards granted on August 6, 2019, the Company does not believe the amount of the actual stock-based compensation expense that will be recorded for the nine months ended September 30, 2019 will be material.

CONFIDENTIAL TREATMENT REQUESTED BY

SATSUMA PHARMACEUTICALS, INC.

STSA-10010

August 27, 2019

PRELIMINARY ASSUMED IPO PRICE

As noted above, the anticipated Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The foregoing prices per share do not reflect any stock split that the Company might effect prior to the Company’s IPO.

The Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of product development and/or with product candidates to treat a similar indication; (b) a comparison of comparable company valuations at the time of their respective IPOs; (c) developments in the Company’s business, including the enrollment of the first patient in the Company’s Phase 3 EMERGE efficacy trial for STS101 in August 2019; (d) input received from the Company’s “testing the waters meetings;” (e) the Company’s Series B preferred stock financing in April 2019 at $1.9052 per share; (f) a comparison of the valuation increases for comparable companies at the time of their respective IPOs; and (g) current market conditions. The following table summarizes the Company’s anticipated pre-offering equity values (based on the low-end, mid-point and high-end of the Preliminary IPO Price Range) (in millions, except per share data).

	Low-End		Mid-Point		High-End
Pre-Offering Equity Value	$	[***]	$	[***]	$	[***]
Pre-Offering Equity Value Per Share	$	[***]	$	[***]	$	[***]

The Preliminary IPO Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Preliminary IPO Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, Board of Directors, and the underwriters.

COMPARISON OF IPO PRICE RANGE AND HISTORICAL GRANT DATE FAIR VALUE PER SHARE

CONFIDENTIAL TREATMENT REQUESTED BY

SATSUMA PHARMACEUTICALS, INC.

STSA-10011

August 27, 2019

For the equity awards since January 1, 2018, there are a number of factors that account for the increase in the Preliminary IPO Price Range over the applicable grant date fair value used for determining stock-based compensation expense. In particular, the increase in valuation from the May and June 2018 grant dates to the January 2019 grant dates was primarily due to the progress achieved with respect to the Company’s Phase 1 clinical trial for STS101. As noted above, the Company previously reassessed the grant date fair value of its January 2019 awards based on the subsequent April 2019 Valuation.

The increase in valuation from the January 2019 grant date to the April 2019 valuation date was primarily a result of the Company’s completion of its Phase 1 clinical trial for STS101 in April 2019, the advancement of its manufacturing processes and the completion of the Company’s Series B Preferred Stock financing in April 2019, in which new third-party institutional investors determined the value of the Company for purposes of the investment that was utilized as the basis for the April 2019 Valuation. Between the May 2019 grant dates and June 2019 valuation date, the increase in valuation was primarily a result of the significant progress made with respect to the Company’s IPO, including the completion by the underwriters of their due diligence for the IPO and the submission of the Draft Registration Statement, both of which increased the likelihood of a [***] IPO. Following the June 2019 Valuation, the Company initiated its Phase 3 EMERGE efficacy trial and received input from investors during several “testing the waters meetings.” In light of the Preliminary IPO Price Range, which reflects these developments, the Company intends to complete a reassessment of the grant date fair value for the August 6, 2019 awards based on a linear interpolation from June 30, 2019 to the effective date of the Registration Statement utilizing the actual price to the public in the IPO.

The valuations obtained by management utilized a quantitative methodology to determine the estimated fair values of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation reports are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Practice Guide on Valuing Equity Securities. The application of the PWERM valuation methodology in particular accounts for a significant portion of the difference from the valuations utilized by the Company and the Preliminary IPO Price Range. In particular, because the PWERM methodology utilizes a probability-weighted approach (as outlined above), the resulting estimated fair value per share reflects the potential for alternative future events, which inherently decreases the estimated fair value per share due to the combination of (i) events other than the IPO scenarios (the Stay Private scenario), (ii) the discounting to present value for each of the future business values at the future event and (iii) the application of a DLOM. Conversely, the Preliminary IPO Price Range necessarily assumes only a single liquidity event, does not apply a discount to present value for the IPO and does not include a DLOM, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Preliminary IPO Price Range was neither reduced by the expected future business values (discounted to present value) from the Stay Private scenario nor discounted for a lack of marketability. Additionally, the Preliminary IPO Price Range assumes the conversion of all of the Company’s convertible preferred stock into common stock upon the completion of the Company’s IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher common stock valuation for purposes of the Preliminary IPO Price Range, compared to the estimated fair value per share, which included the effect of preferences for our preferred stock in relation to the allocations of value in the OPM.

CONCLUSION

In light of the Company’s determination to retrospectively reassess the fair value of its common stock for purposes of recording stock-based compensation expense related to certain option grants, and the comparison of the projected equity values in the IPO scenarios and the Company’s equity value at the Preliminary Assumed IPO Price, the Company believes that the deemed per share fair values used as the basis for determining the stock-based compensation expense for financial reporting purposes are reasonable and appropriate.

CONFIDENTIAL TREATMENT REQUESTED BY

SATSUMA PHARMACEUTICALS, INC.

STSA-10012

August 27, 2019

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo of LATHAM & WATKINS LLP

cc:	John Kollins, Satsuma Pharmaceuticals, Inc.
Tom O’Neil, Satsuma Pharmaceuticals, Inc.
Alan C. Mendelson, Latham & Watkins LLP
Miles P. Jennings, Latham & Watkins LLP
Sean Clayton, Cooley LLP
Kenn Guernsey, Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY

SATSUMA PHARMACEUTICALS, INC.

STSA-10013